The Fourth Article of the Company’s Amended Articles of Incorporation should be deleted in its entirety and replaced with the following:

FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is one hundred ninety-seven million (197,000,000), of which six million (6,000,000) are to have a par value of One Hundred Dollars ($100) per share, eight million (8,000,000) are to have a par value of Twenty-five Dollars ($25) per share, and one hundred eight-three million (183,000,000) are to have no par value. The shares so authorized are to be classified as follows:

(a)	DESIGNATION OF CLASSES

Preferred Stock, Six million (6,000,000) shares, with a par value of$1O0 per share;

Class A Preferred Stock, Eight million (8,000,000) shares, with a par value of Twenty-five Dollars ($25) per share;

Preference Stock, Eight million (8,000,000) shares, with no par value;
Common Stock, One hundred seventy-five million (175,000,000) shares, with no par value

(b)	EXPRESS TERMS AND PROVISIONS OF CLASSES

See Exhibit A attached hereto which is made a part hereof as though fully set forth at this place

OTHER PROVISIONS

Rights of Directors in Declaring Dividends:

A director shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities and/or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

Rights to Treat Registered Holders as Owners:

The Corporation shall be entitled to treat the person in whose name any share, right or option is registered as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share, right or option on the part of any other person, whether or not the Corporation shall have notice thereof, save as may be expressly provided by the laws of the State of Ohio.